UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                   (AMENDMENT NO. 18)
                                     SCHEDULE 13G/A

                      Under the Securities Exchange Act of 1934

                                    THE GAP, INC.
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)


                                     364760-10-8
                                    (CUSIP Number)

Check the following box if fee is being paid with this statement ___.


This filing is Amendment No. 18 to initial filing on Schedule 13G dated February 13, 1979 which has been subsequently amended on February 13, 1980; February 13, 1981; February 8, 1982; February 10, 1983; February 9, 1984; February 4, 1985; February 10, 1986; February 10, 1987; February 4, 1988; February 9, 1989; February 7, 1990; February 13, 1991; February 13, 1992; February 10, 1993; February 8, 1994; February 10, 1995; and March 17, 1995.

1.   NAMES OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Doris F. Fisher
                    ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

               (a)  Not applicable
               (b)  Not applicable

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER        0

6. SHARED VOTING POWER 32,725,480 (owned jointly with reporting person's husband, Donald G. Fisher, who is filing a separate
     Schedule 13G/A)

7.   SOLE DISPOSITIVE POWER   0

8. SHARED DISPOSITIVE POWER 32,725,480 (owned jointly with reporting person's husband, Donald G. Fisher, who is filing a separate
     Schedule 13G/A)

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    32,725,480

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES

                    X (See Attachment A)

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    22.75%

12.  TYPE OF REPORTING PERSON

                    IN

Item 1(a)      Name of Issuer:  The Gap, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:

               One Harrison Street, San Francisco, CA  94105

Item 2(a)      Name of Person Filing:  Doris F. Fisher

Item 2(b)      Address of Principal Business Office or, if none,
               Residence:

               One Harrison Street, San Francisco, CA  94105

Item 2(c)      Citizenship:  U.S.A.

Item 2(d)      Title of Class of Securities:  Common Stock

Item 2(e)      CUSIP Number:  364760-10-8

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                                        N/A

Item 4         Ownership

               (a)  Amount Beneficially Owned:    32,725,480

               (b)  Percent of Class:             22.75% (Please see
                                                  section 11 above)

               (c)  Number of shares as to which such person has:

                   (i)   sole power to vote or to direct the vote

                                             0

                   (ii)  shared power to vote or to direct the vote

                                             32,725,480

                        (of which 2,000,000 shares are held in a
                    				Grantor Retained Annuity Trust of which the
                    				reporting person, her husband and Bruce M.
                    				Cowan are Trustees)


                   (iii) sole power to dispose or to direct the
                         disposition of

                                             0

                   (iv) shared power to dispose or to direct the disposition of

                                             32,725,480

                        (of which 2,000,000 shares are held in a
                    				Grantor Retained Annuity Trust of which the
                    				reporting person, her husband and Bruce M.
                    				Cowan are Trustees)


Item 5         Ownership of Five Percent or Less of a Class

                              N/A

Item 6         Ownership of More than Five Percent on Behalf of Another
               Person

                              N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                              N/A

Item 8         Identification and Classification of Members of the Group

                              N/A

Item 9         Notice of Dissolution of Group          N/A

Item 10        Certification  N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          February 13, 1996
          Date

          /S/ Doris F. Fisher
          Signature

          Doris F. Fisher
          Name/Title